Filed by TPG Pace Tech Opportunities Corp.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: TPG Pace Tech Opportunities Corp.

Commission File No.: 001-39595

Nerdy Investor Update - Back to School Briefing In recent weeks, we’ve received an uptick in investor questions about how demand is trending this back-to-school season, and how this demand compares to previous school years. Investors have also asked about the impact of Covid-related reopening challenges on the demand for supplemental learning. We wanted to share a brief snapshot of what we are seeing in the macro environment as well as in our business: •    As school districts go back to school across the country, we are experiencing region-by-region waves of heightened levels of demand for tutoring and supplemental learning support compared to the same period one and two years ago, respectively (as seen in the below charts). • As school districts face learning loss challenges, as well as unexpected COVID-related reopening issues, we are hearing from more administrators who are in need of district-wide solutions to manage disruptions. We recently announced Varsity Tutors for Schools to address these challenges, which can be viewed here.    Back to School Demand Trends Following school districts returning to “normal” instruction, Nerdy is experiencing surging waves in students inquiring about tutoring and supplemental instruction on a region-by-region basis.These regional increases are directly related to the return of school openings in that geography. This consumer inquiry volume is both nominally higher and increasing at a faster pace than we experienced in 2019 and 2020 for each of the first four waves of start dates. We attribute this increase in demand for tutoring to two factors: first, the significant learning loss students have endured over the past year, and second, the expectation and reality that grades and scholastic performance matter once again in the 2021-2022 school year. While many school districts adopted a pass / fail system in the school year 2020-2021, this year students of all ages are once again being held accountable for their grades and test scores, which is pulling through to the increased need for supplemental learning. The increases have come in the following waves: Wave 1: School Start Date August 5 Or Earlier Tutoring Inquiries1 for Wave 1 Cities (Atlanta, Phoenix, Albuquerque & 5 Other Cities) +67% YoY (Summer Break) Start of School Year 2021 Inquiries 2020 Inquiries 2019 Inquiries 5/30 6/13 6/27 7/11 7/25 8/8 8/22 9/5 9/19 [https://www.nerdy.com/press-articles/2021/live-tutoring-solutions-for-schools]

Wave 2: School Start Date August 8


Tutoring Inquiries[1] for Wave 2 Cities
(Tampa, Orlando, San Antonio & 12 Other Cities)
+93%
YoY
(Summer Break)
Start of
School Year
0
5/30
6/13
6/27
7/11
7/25
8/8
8/22
9/5
9/19
2021 Inquiries
2020 Inquiries
2019 Inquiries

Wave 3: School Start Date August 15


Tutoring Inquiries[1] for Wave 3 Cities
(Miami, Houston, Dallas, Denver, Los Angeles
& 23 Other Cities)
+62%
YoY
(Summer Break)
Start of
School Year
0
5/30
6/13
6/27
7/11
7/25
8/8
8/22
9/5
9/19
2021 Inquiries
2020 Inquiries
2019 Inquiries

Wave 4: School Start Date August 22 Tutoring Inquiries1 for Wave 4 Cities (Washington DC, Pittsburgh, Minneapolis, Detroit, & 5 Other Cities) +42% YoY (Summer Break) Start of School Year 2021 Inquiries 2020 Inquiries 2019 Inquiries 5/30 6/13 6/27 7/11 7/25 8/8 8/22 9/5 9/19 1. Inquiries for tutoring for US-based elementary, high school, college and graduate school audiences. Amounts exclude Professional, International, Legacy Businesses and VT+. Schools Facing New COVID-related Challenges The Delta variant is having an immediate and unexpected impact on the new school year, and driving national headlines daily about how administrators are struggling to cope with the latest round of COVID-related challenges: At least 90,000 students have had to quarantine because of COVID-19 so far this school year The disruptions have caused uncertainty for parents, students and school districts that had hoped to resume in-person instruction after a year marked by lockdowns and virtual learning. The staggering number of K-12 students under quarantine is largely driven by the highly infectious delta variant that has taken hold as the dominant strain in the U.S. Link: The Hill Many predicted some kind of ‘Covid slide’ in learning. Test results show how bad it is Tumbling test scores reveal how much learning was not absorbed by students driven to virtual schooling when their classrooms were closed overnight, often staying shut for over a year. As school buildings finally reopen to in-person learning across the country, teachers and administrators are looking at how to get back on track. Link: CNN https://thehill.com/policy/healthcare/569565-at-least-90-thousand-students-have-had-to-quarantine-because-of-covid-19-so] https://www.cnn.com/2021/08/25/us/school-test-scores-covid-pandemic/index.html]

Pandemic contributes to nationwide teacher shortages Districts nationwide are facing similar problems. Nearly 30% of National Education Association members say the pandemic has led them to plan on leaving teaching earlier than expected. Nearly all 50 states reported shortages for the 2020-2021 school year, according to the U.S. Department of Education. CBS News New Solutions Specifically Designed for School Districts In August, Nerdy announced new solutions designed to help school districts manage COVID-19-related disruptions and learning loss. The new offerings, which we call Varsity Tutors for Schools, builds on the company’s existing services, with a specific focus on providing K-12 institutions with near-instant and direct access to district-wide supplementary live instruction, including: Quarantine Support: When schools face temporary closures or group quarantines, the company will match impacted students with 1-on-1 tutors and quarantine support groups in as little as 24 hours. Distance Learning Supplements: Access to personalized online learning resources designed specifically for students who have chosen remote school options for an extended period. Learning Gap Solutions: Provides school districts with 1-on-1 and small group tutoring for students who need additional support catching-up to grade level. Office Hours and Learning Lab: Offers students in school districts unlimited access to live virtual office hours and live learning labs that complement classroom instruction, allowing students to get the help they need, while alleviating teacher burnout. Special Education: Matches certified Special Education tutors with students who qualify for services (IEP/504), ensuring that schools can meet their minute-for-minute IEP services requirements for supplemental instruction during quarantines and school closures. About Nerdy Nerdy is a leading curated direct-to-consumer platform for live online learning. Nerdy’s mission is to transform the way people learn through technology. The Company’s purpose-built proprietary platform leverages technology, including AI, to connect learners of all ages to experts, delivering superior value on both sides of the network. Nerdy’s comprehensive learning destination provides learning experiences across 3,000+ subjects and multiple formats – including one-on-one instruction, small group classes, large format group classes, and adaptive self-study. Nerdy’s flagship business, Varsity Tutors, is one of the nation’s largest platforms for live online tutoring and classes. Learn more about Nerdy at https://www.nerdy.com/. No offer or Solicitation This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed business combination between Nerdy and TPG Pace Tech Opportunities Corp. (“TPG Pace Tech Opportunities” or “TPG Pace”) or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except in a transaction exempt from registration under the Securities Act or by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and applicable regulations in the Cayman Islands. Important Information for Investors and Shareholders In connection with the proposed business combination, TPG Pace filed a registration statement on Form S-4 and the related proxy statement/prospectus with the SEC on March 19, 2021 (along with any subsequent amendments thereto), (the “Registration Statement”), which has become effective. Additionally, TPG Pace will file other relevant materials with https://www.cbsnews.com/news/teacher-shortages-covid-19-pandemic-nationwide/] [https://www.nerdy.com/press-articles/2021/live-tutoring-solutions-for-schools]

the SEC in connection with the proposed business combination. The materials filed or to be filed by TPG Pace with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Investors and security holders of TPG Pace are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed business combination because they contain or will contain important information about the business combination and the parties to the business combination. Participants in the Solicitation TPG Pace, Nerdy and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of TPG Pace Tech Opportunities in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of TPG Pace Tech Opportunities’ executive officers and directors in the solicitation by reading TPG Pace’s Annual Report on Form 10-K/A for the year ended December 31, 2020, which was filed with the SEC on May 14, 2021, and the Registration Statement and other relevant materials filed with the SEC in connection with the business combination when they become available. Other information concerning the interests of participants in the solicitation, which may, in some cases, be different than those of their shareholders generally, is set forth in the proxy statement/prospectus relating to the business combination. Forward Looking Statements The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding the proposed business combination, TPG Pace Tech Opportunities’ ability to consummate the transaction, the benefits of the transaction and TPG Pace Tech Opportunities’ future financial performance following the transaction, as well as TPG Pace Tech Opportunities’ strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” “forecasts”, “guidance”, the negative of such terms and other similar expressions are intended to identify forward looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, TPG Pace Tech Opportunities disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof or any new information. TPG Pace Tech Opportunities cautions you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of TPG Pace Tech Opportunities. These risks include, but are not limited to, (1) the inability to complete the transactions contemplated by the proposed business combination; (2) the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, and the ability of the combined business to grow and manage growth profitably; (3) any inability of Nerdy to adequately protect its intellectual property; (4) any security breaches, loss of data or other disruptions; (5) any loss of key employees, including Nerdy’s Founder, Chairman and Chief Executive Officer; (6) effects on TPG Pace Tech Opportunities’ public securities’ liquidity and trading; (7) the market’s reaction to the proposed business combination; (8) the lack of a market for TPG Pace Tech Opportunities’ securities; (9) TPG Pace Tech Opportunities’ financial performance following the proposed business combination; (10) costs related to the proposed business combination; (11) changes in applicable laws or regulations; (12) the possibility that the novel coronavirus (“COVID-19”) may hinder TPG Pace Tech Opportunities’ ability to consummate the business combination; (13) the possibility that COVID-19 may adversely affect the results of operations, financial position and cash flows of TPG Pace Tech Opportunities or Nerdy; (14) the possibility that TPG Pace Tech Opportunities or Nerdy may be adversely affected by other economic, business and/or competitive factors; and (15) other risks and uncertainties indicated from time to time in documents filed or to be filed with the SEC by TPG Pace Tech Opportunities. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact TPG Pace Tech Opportunities’ expectations and projections can be found in TPG Pace Tech Opportunities’ initial public offering prospectus, which was filed with the SEC on October 8, 2020, and the Registration Statement. In addition, TPG Pace Tech Opportunities’ periodic reports and other SEC filings are available publicly on the SEC’s website at www.sec.gov. Additional Information About the Business Combination and Where to Find it A full description of the terms of the proposed business combination has been provided in the Registration Statement, which includes a proxy statement for the stockholders of TPG Pace Tech Opportunities that also constitutes a prospectus of Nerdy. TPG Pace Tech Opportunities urges investors, stockholders and other interested persons to read the definitive proxy statement/prospectus as well as other documents filed with the SEC because these documents will contain important information about TPG Pace Tech Opportunities, Nerdy and the business combination. The definitive proxy statement/prospectus included in the Registration Statement has been mailed to stockholders of TPG Pace Tech Opportunities as of August 16, 2021. Stockholders are also able to obtain a copy of the proxy statement/prospectus, without charge, by directing a request to: TPG Pace Tech Opportunities, 301 Commerce St., Suite 3300, Fort Worth, TX 76102. The definitive proxy statement/prospectus included in the Registration Statement can also be obtained, without charge, at the SEC’s website (www.sec.gov). Contacts Nerdy press@nerdy.com ICR for Nerdy investors@nerdy.com